SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CAE/CAAS Rua da Quitanda, 196, 25º andar, Centro, Rio de Janeiro – RJ RCPES 027, of 07.04.2022.

CERTIFICATE

MINUTES OF THE TWENTY-SEVENTH MEETING OF THE STATUTORY COMMITTEE OF PEOPLE, ELIGIBILITY, SUCCESSION AND REMUNERATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELECTROBRAS

It certifies, for the purposes, that the Statutory Committee of Persons, Eligibility, Succession and Remuneration - CPES of Eletrobras held its 027th meeting on the fourth of July of the year two thousand and twenty-two. The Board Member and Coordinator MARCELO DE SIQUEIRA FREITAS (MSF), Board Member ANA SILVIA CORSO MATTE (ASM) and Board Member RUY FLAKS SCHNEIDER (RFS) participated in the meeting as members. There were no records of absences. The meeting was hosted by the Governance Secretary of the Eletrobras Board of Directors BRUNO KLAPPER LOPES and took place remotely, through videoconferencing on the Cisco Webex Meetings platform. OPINION ON ELIGIBILITY: The members of the Statutory People, Succession Eligibility and Remuneration Committee - CPES, in the use of their statutory and regimental attributions, issued their positions based on the support material made available, having unanimously opined and exclusively from the perspective of the legal and statutory requirements of investiture, due to the eligibility of the following indications:

A.	ELETROBRAS (182 EGM) – Nominations for the Board of Directors. RES 310, of 06.30.2022.
➢	NOMINATIONS FOR VACANCIES OF ORDINARY SHAREHOLDERS:
✓	Carlos Augusto Leone Piani (independent member);
✓	Daniel Alves Ferreira (independent member);
✓	Felipe Vilela Dias (independent member);
✓	Ivan de Souza Monteiro (independent member);
✓	Marcelo de Siqueira Freitas;

Note: The MSF Director was absent during the entire period of analysis and pronouncement of the CPES regarding the aforementioned indication, having previously raised a situation of conflict of interest .

✓	Marcelo Gasparino da Silva (independent member);
✓	Marisete Fátima Dadald Pereira (independent member);
✓	Octavio Cortes Pereira Lopes (independent member);
✓	Vicente Falconi Campos (independent member).
➢	NOMINATION FOR VACANCY OF PREFERRED SHAREHOLDERS:
✓	Pedro Batista de Lima Filho (independent member).

There being no further business on the subject, the Committee members closed the work on the eligibility of this meeting, determining the drawing up of this certificate which, after being read and approved, will be signed by me, BRUNO KLAPPER LOPES, Governance Secretary of the Board of Administration of Eletrobras, which I drew up.

Rio de Janeiro, July 04, 2022.

BRUNO KLAPPER LOPES

Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 4, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.